NO ACT

P.E.
04/25/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



14007150

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 5-22-14

Re: Bank of America Corporation
Incoming letter dated April 25, 2014

Dear Mr. Barry:

This is in response to your letters dated April 25, 2014 and May 13, 2014 concerning the shareholder proposal that the New York State Common Retirement Fund submitted to Bank of America. We also have received a letter from Bank of America dated May 1, 2014. In your letters, you requested that the Commission review the Division of Corporation Finance's February 19, 2014 letter granting no-action relief to Bank of America's request to exclude the proposal from its 2014 proxy materials.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex."

As the Division has previously stated, we believe that the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue and, therefore, proposals that focus on this significant policy issue generally are not excludable under Rule 14a-8(i)(7). We do not believe, however, that the proposal that the New York State Common Retirement Fund submitted to Bank of America is sufficiently focused on the significant policy issue and instead, as we explained in our February 19, 2014 response, "relates to the compensation paid to any employee who has the ability to expose Bank of America to possible material losses without regard to whether the employee receives incentive compensation." In our view, the issue of whether a particular proposal is written in a manner that sufficiently focuses on a significant policy issue does not involve a matter of substantial importance or an issue that is novel or highly complex. As such, we have determined not to present your request to the Commission.

In addition, as the Commission has previously stated, the Division "endeavors to forward [requests for Commission review] to the Commission, provided they are received sufficiently far in advance of the scheduled printing date for the management's definitive proxy materials to avoid a delay in the printing process." See Statement of Informal

Procedures for the Rendering of Staff Advice with Respect to Shareholder Proposals, Exchange Act Release No. 34-12599 (July 7, 1976). We note that your request was not received sufficiently far in advance of Bank of America's scheduled printing date as your April 25, 2014 request was submitted after Bank of America had printed its definitive proxy materials, and after Bank of America had filed its proxy materials with the Commission and mailed the materials to its shareholders, both of which occurred on March 27, 2014, well before your April 25, 2014 letter.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com



Grant & Eisenhofer P.A.

123 Justison Street Wilmington, DE 19801 Tel: 302-622-7000 Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500
Fax: 646-722-8501

1747 Pennsylvania Avenue, N.W., Suite 875
Washington, DC 20006
Tel: 202-386-9500
Fax: 202-386-9505

30 N. LaSalle Street, Suite 1200
Chicago, IL 60602
Tel: 312-214-0000
Fax: 312-214-0001

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

May 13, 2014

Keith F. Higgins, Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Elizabeth M. Murphy, Secretary
U.S. Securities and Exchange Commission
100 F. Street, NE
Mail Stop 1090
Washington, D.C. 20549

Re: **Appeal of the New York State Comptroller for Review by the Full Commission of No-Action Determinations Regarding Shareholder Proposals Submitted by the New York State Common Retirement Fund to Wells Fargo & Co. and Bank of America Corporation Seeking Disclosure of Incentive-Based Compensation Information**

Director Higgins and Secretary Murphy:

This letter responds to the May 1, 2014 letters (together the "Response") submitted on behalf of Bank of America Corp. and Wells Fargo & Co. (together the "Companies") regarding the New York State Common Retirement Fund's (the "Fund") incentive-compensation shareholder proposals (together the "Proposals"). The Companies are wrong that this matter is moot, and their failure to address the substantive basis for the Fund's appeal for full Commission review actually highlights the merits of the Fund's appeal.

First, this matter is not moot. If the Companies violated Rule 14a-9 by excluding the Proposals from their respective proxy statements in misplaced reliance on the Staff's no-action determinations, the Fund would retain the legal right to bring civil claims against those issuers in the appropriate U.S. District Court.[1] Thus, the fact that Wells Fargo & Co. held its annual meeting on April 29 and Bank of America Corp. held its annual meeting on May 7, does not moot the issue of their materially incomplete proxy filings.

[1] As the Staff notes on every no-action determination it issues, including the determinations at issue here:

> It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy materials.



Moreover, the Staff's determinations that the Proposals, as drafted, are excludable currently remains effective, and presumably would apply if the exact same proposal were to be introduced at another issuer, or to both Bank of America and Wells Fargo again. The fact that a company already has published a proxy statement or conducted an annual meeting has *never* been determined by the Commission as a reason the Commission should decline to review action by the Staff. *See, e.g., CBS, Inc.* (publicly available June 15, 1992) (indicating by letter dated June 15 that the Commission reviewed Staff decision from March 24, where annual meeting occurred on May 13, 1992).

Finally, the Companies' argument that the Fund's request for full Commission review does not address their arguments to the Staff under Rule 14a-8(i)(7) completely misses the central point of the Fund's appeal. The Staff's determinations here are rooted in an objectively incorrect reading of the Proposals. The Companies make no attempt to defend the Staff's stated rationale for its determinations, thus implicitly conceding that the Staff's expressed rationale is not defensible. The Fund's appeal addresses the Staff's determinations and their purported bases as set forth by the Staff, and seeks Commission review and guidance in order to correct the Staff's error.

We respectfully request that the Staff submit this matter to the Commission for its review and that the Commission determine that the Proposal submitted by the Fund to the Companies may not be excluded under the "ordinary business" exception contained in Rule 14a-8(i)(7).

Sincerely,



Michael J. Barry
Grant & Eisenhofer, P.A.

cc: Mary Jo White, Chair
Luis A. Aguilar, Commissioner
Daniel M. Gallagher, Commissioner
Kara M. Stein, Commissioner
Michael S. Piwowar, Commissioner
Elizabeth Ising
Ronald O. Mueller

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

May 1, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Appeal of the New York State Comptroller for Review by the Full Commission of No-Action Determinations Regarding Stockholder Proposals Submitted by the New York State Common Retirement Fund to Wells Fargo & Co. and Bank of America Corporation Seeking Disclosure of Incentive-Based Compensation Information*

Ladies and Gentlemen:

This letter responds to the April 25, 2014 letter (the "Appeal") on behalf of the New York State Common Retirement Fund (the "Proponent") requesting that the Commission review the February 19, 2014 response of the Division of Corporation Finance (the "Staff") concurring that our client, Bank of America Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Proponent.

We argued in a letter dated January 6, 2014 (the "No-Action Request") that the Proposal was excludable pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations. As noted above, the Staff granted the No-Action Request in a response letter dated February 19, 2014 (the "Initial Response"). The Proponent requested reconsideration of the Initial Response in a letter dated February 20, 2014, which the Staff denied in a response letter dated March 10, 2014 (the "Reconsideration Response").

We believe that this matter is moot. The Appeal was submitted more than two months after the Initial Response and six weeks after the Reconsideration Response. Furthermore, the Company already filed its definitive 2014 Proxy Materials on March 27, 2014 and completed mailing them to stockholders. The Company's 2014 Annual Meeting of Stockholders is scheduled to occur on May 7, 2014, less than two weeks after the Proponent submitted the Appeal.[1] Accordingly, we believe the Proponent's concerns should more appropriately be

[1] We note that the other company to which the Proponent submitted the Proposal, Wells Fargo & Co., held its 2014 annual meeting on April 29, 2014.

resolved if and when the Proponent submits a stockholder proposal for the Company's 2015 Annual Meeting of Stockholders.

Moreover, the standards for Commission review, set forth in 17 C.F.R. § 202.1(d), require that a matter be of "substantial importance" and involve issues that are "novel or highly complex." The arguments presented in the Appeal do not satisfy these standards. By selectively focusing on certain aspects of the Proposal, the Proponent fails to respond to the arguments that the Company made in the No-Action Request that served as the basis for the Staff's Initial Response.

Moreover, there is nothing novel about a proposal that a stockholder intends to implicate a significant policy issue but that is drafted in a manner that fails to preclude exclusion. The Commission has long recognized that even if a proposal mentions a significant policy issue, it may be excludable under Rule 14a-8(i)(7), and the Staff has concurred in the exclusion under Rule 14a-8(i)(7) of numerous stockholder proposals even if they have touched upon a significant policy issue.[2] This is another such instance and does not present novel questions for Commission determination.

While we believe that the Appeal is moot and should be denied for the reasons addressed above, if the Appeal is to be considered by the Commission, we request an opportunity to submit additional materials to more fully address the precedent that supports exclusion of the Proposal. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,



Ronald O. Mueller

---

[2] *See, e.g., Exxon Mobil Corp.* (avail. Mar. 6, 2012) ("[T]he proposal . . . does not, in our view, focus on a significant policy issue."); *Union Pacific Corp.* (avail. Feb. 25, 2008) ("We note that the proposal appears to include matters relating to Union Pacific's ordinary business operations.").

cc: Jennifer E. Bennett, Bank of America Corporation
Gianna M. McCarthy, State of New York, Office of the State Comptroller
Michael J. Barry, Grant & Eisenhofer, P.A.
Mary Jo White, Chair, U.S. Securities and Exchange Commission
Luis A. Aguilar, Commissioner, U.S. Securities and Exchange Commission
Daniel M. Gallagher, Commissioner, U.S. Securities and Exchange Commission
Kara M. Stein, Commissioner, U.S. Securities and Exchange Commission
Michael S. Piwowar, Commissioner, U.S. Securities and Exchange Commission
Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission
Keith F. Higgins, Director, Division of Corporation Finance, U.S. Securities and Exchange Commission

101723357.5



Grant & Eisenhofer P.A.

123 Justison Street Wilmington, DE 19801 Tel: 302-622-7000 Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500
Fax: 646-722-8501

1747 Pennsylvania Avenue, N.W., Suite 875
Washington, DC 20006
Tel: 202-386-9500
Fax: 202-386-9505

30 N. LaSalle Street, Suite 1200
Chicago, IL 60602
Tel: 312-214-0000
Fax: 312-214-0001

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

April 25, 2014

Keith F. Higgins, Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Elizabeth M. Murphy, Secretary
U.S. Securities and Exchange Commission
100 F. Street, NE
Mail Stop 1090
Washington, D.C. 20549

Re: **Appeal of the New York State Comptroller for Review by the Full Commission of No-Action Determinations Regarding Shareholder Proposals Submitted by the New York State Common Retirement Fund to Wells Fargo & Co. and Bank of America Corporation Seeking Disclosure of Incentive-Based Compensation Information**

AMENDED

Director Higgins and Secretary Murphy:

We have been asked by New York State Comptroller Thomas P. DiNapoli, in his capacity as Trustee of the New York State Common Retirement Fund (the "Fund"), to request that the Commission exercise its discretion under 17 C.F.R. Section 202.1(d) to review and reverse determinations by the Division of Corporation Finance (the "Staff") that Wells Fargo & Co. ("Wells Fargo") and Bank of America Corporation ("BOA") (Wells Fargo and BOA are referred to collectively as the "Companies") may exclude from their 2014 proxy materials a shareholder proposal (the "Proposal") seeking the disclosure of incentive-based compensation information. The Staff's articulated basis for its decision in these matters evidences a misreading of the Proposal's actual language. The determinations, therefore, appear to be the product of a mistake. To correct that error, the Fund respectfully requests that the Commission review the Staff's determination of whether the Proposal falls within the "ordinary business" exception to Rule 14a-8(i)(7). Based on the Staff's determinations identifying the relevant "significant policy issue" and the Proposal's plain language, we submit that the Proposal does not relate to the Companies' ordinary business operations.

For the reasons set forth below, we request that the Commission review the Staff's determinations in *Wells Fargo & Co.* (Feb. 14, 2014) and *Bank of America Corp.* (Feb. 19, 2014), reject the Staff's determinations, and confirm that the Proposals submitted by the Fund to the Companies may not be excluded under the "ordinary business" exception contained in Rule 14a-8(i)(7).

I. Factual Background

a. The Financial Crisis and Government Reaction

Financial institutions caused the near-total collapse of the U.S. financial system in 2007 in large measure as a result of their incentive compensation policies. Government regulators have recognized the significant role incentive compensation played in the financial crisis. For example, a Special Master was authorized under the Troubled Asset Relief Program ("TARP") to review the pay of the "100 most highly compensated employees of a TARP recipient" to determine whether such compensation "avoid[s] incentives to take unnecessary or excessive risks that could threaten the value of the [company]." *See What is the Office of the Special master for TARP Executive Compensation and what are its powers, duties and responsibilities*, 31 C.F.R. § 30.16(b) (effective June 15, 2009). Moreover, in a statement to Congress concerning the financial crisis, Scott G. Alvarez, General Counsel to the Board of Governors of the Federal Reserve System, stated, "As the events of the past 18 months demonstrate, compensation practices throughout a firm can incent even non-executive employees, either individual or as a group, to undertake imprudent risks that can significantly and adversely affect the risk profile of the firm."[1]

Congress also acted with regard to incentive compensation in the wake of the financial crisis. Section 956 of the Dodd-Frank Act requires federal regulators, including the S.E.C., to promulgate disclosure requirements relating to "the structures of all incentive-based compensation arrangements ... [that] could lead to material financial loss." On March 29, 2011, the S.E.C. and other financial institution regulators subject to the Dodd-Frank Act published proposed rules on the disclosure of incentive-based compensation information. The proposed rules would require that the boards of directors of regulated financial institutions "identify those [employees] (other than executive officers) that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance," and disclose the structure of their pay to the relevant regulators.

b. The First Shareholder Proposal

While awaiting the incentive compensation disclosure regulations required under the Dodd-Frank Act, the Comptroller submitted a shareholder proposal for inclusion in Wells Fargo's 2011 proxy materials which requested incentive-based compensation disclosures based on the same factors considered by the Special Master in reviewing the pay of Wells Fargo's highest 100 paid employees. The Staff specifically acknowledged that "the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue." *Wells Fargo & Co.* (Mar. 14, 2011). However, the Staff

[1] Statement of Scott G. Alvarez, General Counsel Board of Governors of the Federal Reserve System, before the Committee on Financial Services, U.S. House of Representatives (June 11, 2009).

permitted exclusion of the 2011 proposal because it did not limit the requested disclosures to employees who in fact were in a position to cause the corporation to incur material financial loss.

c. The Current Proposal

While the incentive compensation disclosure regulations remain unfinalized, the Comptroller submitted the Proposal for inclusion in the Companies' 2014 proxy materials using the pending regulations as a guideline. The Comptroller's shareholder Proposal submitted to BOA is set forth below for reference:

Report on Incentive-Based Compensation and Risks of Material Losses

One clear lesson from the financial crisis was that employees at large banks outside the group of top executives frequently make decisions that may affect the stability of our economy. Thus, part of Congress' response to the crisis was to direct federal regulators to examine the incentives of all bank employees—not just executives—whose actions can threaten the safety of an individual bank or of the banking system itself.

Section 956 of the Dodd-Frank Act requires federal regulators to promulgate disclosure requirements relating to "the structures of all incentive-based compensation arrangements ... [that] could lead to material financial loss." Proposed SEC rules implementing that provision would require that, at each regulated bank, "the board ... identify those [employees] (other than executive officers) that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance," and disclose the structure of their pay to regulators. Similarly, Basel III, the global banking regulatory reform standard, urges banks to identify material risk takers other than executives and disclose their fixed and variable remuneration.

These proposed disclosures, by definition, would exclude information relating to the company's ordinary business because they would apply only to employees and pay arrangements that could expose Bank of America ("BOA") to material losses. Although BOA presently discloses to investors the compensation of its named executive officers, it does not disclose information regarding the compensation of other employees who could expose our company to material losses. Because investors, like regulators, have a significant interest in risks that could expose BOA to material losses, BOA should disclose this information to its shareholders.

RESOLVED,

Shareholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and BOA's contractual obligations (1) whether the Company has identified employees that have the ability to expose BOA to possible material losses, as determined in accordance with generally accepted accounting principles, (2) if the Company has not identified such employees, an explanation of why such an identification has not been made, and (3) if the Company has identified such employees:

(a) the methodology and criteria used to identify those employees;
(b) the number of those employees, broken down by division;
(c) the aggregate percentage of compensation, broken down by division, paid to those employees that constitutes incentive-based compensation; and
(d) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics, in each case as may be defined by BOA and with an explanation of such definitions.

Preparing and issuing the requested report would provide shareholders with important information relating to the potential risks that incentive-based compensation paid to employees who are in positions to cause BOA to take inappropriate risks that could lead to a material financial loss to our company.

The Companies each sought no-action relief under Rule 14a-8(i)(7), arguing that the Proposal related to the Companies' ordinary business. The Comptroller replied to the requests for no-action relief, explaining in relevant part that the Staff had previously determined that the Proposal's underlying subject matter, incentive-based compensation paid to employees who may be in a position to put a financial institution at risk of material loss, transcends ordinary business and is a significant policy issue. Indeed, in February 2014, the Staff determined again that incentive compensation paid to employees who may be in a position to cause material financial losses to a financial institution is a significant policy issue. However, despite the Proposal's clear language, the Staff found that it violated the Companies' "ordinary business" because "the proposal relates to the compensation paid to any employee who has the ability to expose [the Companies] to possible material losses *without regard to whether the employee receives incentive compensation.*" *Wells Fargo, Co.* (Feb. 14, 2014); *Bank of America Corp.* (Feb. 19, 2014) (emphasis added).

II. Grounds for Commission Review

17 C.F.R. Section 202.1(d) provides in relevant part that the Staff "will generally present questions to the Commission which involve matters of substantial importance and where the

issues are novel or highly complex ..." We believe the Proposal warrants presentation to the Commission under these criteria.

1. **Substantial Importance**

The Staff has repeatedly found, and neither of the Companies dispute, that incentive compensation paid by financial institutions to those who may be in a position to cause material loss to the financial institution is a significant policy issue. Just as the Dodd-Frank Act requires regulators to set forth rules governing the disclosure of information on this issue to the various banking regulators, this issue is also a matter of shareholder concern. Unfortunately, the Staff's determinations now make it more likely that investors will be prevented from obtaining disclosures on this significant policy issue.

The nonsensical end result of the Staff's 2011 determination was that the Staff recognized incentive compensation as a significant policy issue, but allowed companies to exclude shareholder proposals relating to incentive compensation because shareholders could not identify on their own the employees to which this significant policy might relate. The 2011 proposal's use of the same metric of the 100 highest paid employees relied on by the Special Master was found to be insufficiently related to the significant policy issue of incentive compensation.

The Proposal specifically remedied the perceived defect in the 2011 submission by first asking whether the Companies themselves have taken steps to identify those employees who may be in positions to cause the Companies to suffer material financial losses. In the event the Companies have made such identifications, the Proposal seeks disclosure only of incentive-based compensation information for the company-identified employees in an aggregate manner, and not on an individual basis.

Now, the Staff has affirmed the significance of the Proposal's underlying subject matter for investors, but has articulated a factually incorrect characterization of the Proposal in order to allow the Companies to exclude the Proposal from their proxy materials. The Staff found that "the proposal relates to the compensation paid to any employee who has the ability to expose [the Companies] to possible material losses without regard to whether the employee receives incentive compensation." By its terms, the disclosures requested in the Proposal relate ***exclusively to incentive compensation reported in an aggregate manner, not on an individual employee basis.*** So, to be clear, the current proposal (a) does not seek disclosure of compensation paid to ***any*** specific employee, and (b) seeks disclosure ***only*** of ***incentive compensation*** on an aggregate basis. As such, the Staff's characterization of the Proposal is simply mistaken.

The Proposal requests the Companies to disclose whether each has identified employees who have the ability to expose each of the Companies to material financial risk, and if each of the Companies has made such an identification to disclose:

(a) the methodology and criteria used to identify those employees;

(b) the number of those employees, broken down by division;

(c) the ***aggregate percentage*** of compensation, ***broken down by division***, paid to those employees ***that constitutes incentive-based compensation***; and

(d) the ***aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics***, in each case as may be defined by each of the Companies and with an explanation of such definitions.

(Emphasis supplied). Despite the Staff's clear error in characterizing the Proposal, the Staff denied the Comptroller's reconsideration request on March 10, 2014, finding no basis to reconsider its earlier determination.

The Staff's 2014 determinations affirmed that the underlying subject matter of the Proposal is a matter that transcends ordinary business. Neither of the Companies disputes that incentive compensation paid to employees who may put a financial institution at risk is a significant policy issue. The Proposal relates to the same subject matter as the pending disclosure rules promulgated by the S.E.C. as required by the Dodd-Frank Act. Yet the Staff has allowed the Companies to exclude the Proposal based on its incorrect finding that the Proposal seeks disclosure of compensation information "without regard to whether the employee receives incentive compensation." As a result, we believe review by the full Commission is warranted and that the Proposal is not subject to exclusion under Rule 14a-8(i)(7).

2. **Novelty**

Full review by the Commission is also appropriate because of several facts that are unique to the Proposal, its underlying subject matter, and the current regulatory environment. First, the Proposal substantively mirrors the pending incentive compensation disclosure rules promulgated by the S.E.C. itself. The Comptroller believes, and the Staff has agreed, that incentive-based compensation paid by financial institutions to those who may be in a position to subject the institutions to material financial loss is a significant policy issue. As a result, the Comptroller anticipates submitting shareholder proposals in the future seeking disclosures similar to those that will be provided by financial institutions to their regulators detailing incentive compensation arrangements as required by the Dodd-Frank Act. It is also reasonable to expect that other shareholders will submit similar proposals at other financial institutions. However, the Staff's determinations regarding the Proposal create significant uncertainty regarding how such future shareholder proposals should be drafted in order to avoid exclusion under Rule14a-8(i)(7). Indeed, we believe the Staff's determinations, which are premised on a factually incorrect characterization of the Proposal, will be used by companies to exclude such future shareholder proposals from their proxy materials. This would create a perverse scenario where the Staff's own determinations will prevent investors from obtaining disclosures from financial institutions regarding an issue that the Staff has repeatedly acknowledged is a significant policy issue, and thus is a relevant subject of shareholder interest.

Moreover, the Proposal and the Staff's determinations present exactly the scenario where at least one current Commissioner believes the full Commission should take action. Commissioner Gallagher, speaking recently at Tulane University, expressed his opinion that the Commission should take on a greater role in evaluating shareholder proposals under Rule 14a-8(i)(7). Specifically, Commissioner Gallagher stated:

> I also believe that we need to do a better job setting requirements as to the substance of proposals. While I don't think a complete reevaluation of the existing categories for exclusion is necessary, we do need to re-think their application.
>
> For example, the "ordinary business" criterion for exclusion in our rules has been perennially problematic. This provision permits exclusion of a proposal that deals with the company's "ordinary business operations," unless it raises "significant policy issues." However, these terms are not defined and the Commission has given no guidance, leaving the Staff to fend for itself in determining whether to issue no-action relief pursuant to the provision.
>
> ...
>
> It is a disservice to the Staff—and, more importantly to investors—when the Commission promulgates a discretion-based rule for the Staff to administer without providing guidance as to how to exercise that discretion. In addition to providing better guidance, the Commission needs to become more involved in the administration of this rule. In particular, I believe that the Commission should be the final arbiter on the types of proposals for which the Staff proposes to deny no-action relief on "significant policy issue" grounds. The Presidential appointees should vote on these often-thorny policy issues and not hide behind the Staff.

Commissioner Daniel M. Gallagher, Remarks at the 26th Annual Corporate Law Institute, Tulane University Law School: Federal Preemption of State Corporate Governance, March 27, 2014, available at http://www.sec.gov/News/Speech/Detail/Speech/1370541315952.

For the reasons set forth above, we agree with Commissioner Gallagher and believe the full Commission should be the "final arbiter" in this matter.

III. Conclusion

Investors' concern regarding incentive-based compensation policies at financial institutions is a significant policy issue that transcends the companies' ordinary business. As such, investors should not be prevented from seeking appropriate corporate disclosures on this issue as set forth in the Proposal. Unfortunately, the Staff's mischaracterization of the Proposal prevents investors from obtaining crucial information regarding corporate governance. Full Commission action is necessary on this matter to address the Staff's error.

We respectfully request that the Staff submit this matter to the Commission for its review and that the Commission determine that the Proposals submitted by the Fund to the Companies may not be excluded under the "ordinary business" exception contained in Rule 14a-8(i)(7).

Sincerely,



Michael J. Barry
Grant & Eisenhofer, P.A.

cc: Mary Jo White, Chair
Luis A. Aguilar, Commissioner
Daniel M. Gallagher, Commissioner
Kara M. Stein, Commissioner
Michael S. Piwowar, Commissioner
Elizabeth Ising
Ronald O. Mueller



Grant & Eisenhofer P.A.

123 Justison Street Wilmington, DE 19801 Tel: 302-622-7000 Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500
Fax: 646-722-8501

1747 Pennsylvania Avenue, N.W., Suite 875
Washington, DC 20006
Tel: 202-386-9500
Fax: 202-386-9505

30 N. LaSalle Street, Suite 1200
Chicago, IL 60602
Tel: 312-214-0000
Fax: 312-214-0001

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

April 25, 2014

Keith F. Higgins, Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Elizabeth M. Murphy, Secretary
U.S. Securities and Exchange Commission
100 F. Street, NE
Mail Stop 1090
Washington, D.C. 20549

Re: **Appeal of the New York State Comptroller for Review by the Full Commission of No-Action Determinations Regarding Shareholder Proposals Submitted by the New York State Common Retirement Fund to Wells Fargo & Co. and Bank of America Corporation Seeking Disclosure of Incentive-Based Compensation Information**

Director Higgins and Secretary Murphy:

We have been asked by New York State Comptroller Thomas P. DiNapoli, in his capacity as Trustee of the New York State Common Retirement Fund (the "Fund"), to request that the Commission exercise its discretion under 17 C.F.R. Section 202.1(d) to review and reverse determinations by the Division of Corporation Finance (the "Staff") that Wells Fargo & Co. ("Wells Fargo") and Bank of America Corporation ("BOA") (Wells Fargo and BOA are referred to collectively as the "Companies") may exclude from their 2014 proxy materials a shareholder proposal (the "Proposal") seeking the disclosure of incentive-based compensation information. The Staff's articulated basis for its decision in these matters evidences a misreading of the Proposal's actual language. The determinations, therefore, appear to be the product of a mistake. To correct that error, the Fund respectfully requests that the Commission review the Staff's determination of whether the Proposal falls within the "ordinary business" exception to Rule 14a-8(i)(7). Based on the Staff's determinations identifying the relevant "significant policy issue" and the Proposal's plain language, we submit that the Proposal does not relate to the Companies' ordinary business operations.

In addition, because the Companies' 2014 annual meetings will be held very soon (Wells Fargo on April 29, BOA on May 7), we recognize it is impractical to request inclusion of the Proposal in the Companies' proxy filings for 2014. However, because of the substantial importance of the Proposal's subject matter, and the unique facts described below that are relevant to the Proposal, we request that the Commission direct that the Companies include the Proposal in their 2015 proxy materials.



I. Factual Background

a. The Financial Crisis and Government Reaction

Financial institutions caused the near-total collapse of the U.S. financial system in 2007 in large measure as a result of their incentive compensation policies. Government regulators have recognized the significant role incentive compensation played in the financial crisis. For example, a Special Master was authorized under the Troubled Asset Relief Program ("TARP") to review the pay of the "100 most highly compensated employees of a TARP recipient" to determine whether such compensation "avoid[s] incentives to take unnecessary or excessive risks that could threaten the value of the [company]." *See What is the Office of the Special master for TARP Executive Compensation and what are its powers, duties and responsibilities*, 31 C.F.R. § 30.16(b) (effective June 15, 2009). Moreover, in a statement to Congress concerning the financial crisis, Scott G. Alvarez, General Counsel to the Board of Governors of the Federal Reserve System, stated, "As the events of the past 18 months demonstrate, compensation practices throughout a firm can incent even non-executive employees, either individual or as a group, to undertake imprudent risks that can significantly and adversely affect the risk profile of the firm."[1]

Congress also acted with regard to incentive compensation in the wake of the financial crisis. Section 956 of the Dodd-Frank Act requires federal regulators, including the S.E.C., to promulgate disclosure requirements relating to "the structures of all incentive-based compensation arrangements ... [that] could lead to material financial loss." On March 29, 2011, the S.E.C. and other financial institution regulators subject to the Dodd-Frank Act published proposed rules on the disclosure of incentive-based compensation information. The proposed rules would require that the boards of directors of regulated financial institutions "identify those [employees] (other than executive officers) that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance," and disclose the structure of their pay to the relevant regulators.

b. The First Shareholder Proposal

While awaiting the incentive compensation disclosure regulations required under the Dodd-Frank Act, the Comptroller submitted a shareholder proposal for inclusion in Wells Fargo's 2011 proxy materials which requested incentive-based compensation disclosures based on the same factors considered by the Special Master in reviewing the pay of Wells Fargo's highest 100 paid employees. The Staff specifically acknowledged that "the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue." *Wells Fargo & Co.* (Mar. 14, 2011). However, the Staff

[1] Statement of Scott G. Alvarez, General Counsel Board of Governors of the Federal Reserve System, before the Committee on Financial Services, U.S. House of Representatives (June 11, 2009).

permitted exclusion of the 2011 proposal because it did not limit the requested disclosures to employees who in fact were in a position to cause the corporation to incur material financial loss.

c. **The Current Proposal**

While the incentive compensation disclosure regulations remain unfinalized, the Comptroller submitted the Proposal for inclusion in the Companies' 2014 proxy materials using the pending regulations as a guideline. The Comptroller's shareholder Proposal submitted to BOA is set forth below for reference:

> Report on Incentive-Based Compensation and Risks of Material Losses
>
> One clear lesson from the financial crisis was that employees at large banks outside the group of top executives frequently make decisions that may affect the stability of our economy. Thus, part of Congress' response to the crisis was to direct federal regulators to examine the incentives of all bank employees—not just executives—whose actions can threaten the safety of an individual bank or of the banking system itself.
>
> Section 956 of the Dodd-Frank Act requires federal regulators to promulgate disclosure requirements relating to "the structures of all incentive-based compensation arrangements ... [that] could lead to material financial loss." Proposed SEC rules implementing that provision would require that, at each regulated bank, "the board ... identify those [employees] (other than executive officers) that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance," and disclose the structure of their pay to regulators. Similarly, Basel III, the global banking regulatory reform standard, urges banks to identify material risk takers other than executives and disclose their fixed and variable remuneration.
>
> These proposed disclosures, by definition, would exclude information relating to the company's ordinary business because they would apply only to employees and pay arrangements that could expose Bank of America ("BOA") to material losses. Although BOA presently discloses to investors the compensation of its named executive officers, it does not disclose information regarding the compensation of other employees who could expose our company to material losses. Because investors, like regulators, have a significant interest in risks that could expose BOA to material losses, BOA should disclose this information to its shareholders.
>
> RESOLVED,

> Shareholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and BOA's contractual obligations (1) whether the Company has identified employees that have the ability to expose BOA to possible material losses, as determined in accordance with generally accepted accounting principles, (2) if the Company has not identified such employees, an explanation of why such an identification has not been made, and (3) if the Company has identified such employees:
>
> (a) the methodology and criteria used to identify those employees;
> (b) the number of those employees, broken down by division;
> (c) the aggregate percentage of compensation, broken down by division, paid to those employees that constitutes incentive-based compensation; and
> (d) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics, in each case as may be defined by BOA and with an explanation of such definitions.
>
> Preparing and issuing the requested report would provide shareholders with important information relating to the potential risks that incentive-based compensation paid to employees who are in positions to cause BOA to take inappropriate risks that could lead to a material financial loss to our company.

The Companies each sought no-action relief under Rule 14a-8(i)(7), arguing that the Proposal related to the Companies' ordinary business. The Comptroller replied to the requests for no-action relief, explaining in relevant part that the Staff had previously determined that the Proposal's underlying subject matter, incentive-based compensation paid to employees who may be in a position to put a financial institution at risk of material loss, transcends ordinary business and is a significant policy issue. Indeed, in February 2014, the Staff determined again that incentive compensation paid to employees who may be in a position to cause material financial losses to a financial institution is a significant policy issue. However, despite the Proposal's clear language, the Staff found that it violated the Companies' "ordinary business" because "the proposal relates to the compensation paid to any employee who has the ability to expose [the Companies] to possible material losses *without regard to whether the employee receives incentive compensation*." *Wells Fargo, Co.* (Feb. 14, 2014); *Bank of America Corp.* (Feb. 19, 2014) (emphasis added).

II. Grounds for Commission Review

17 C.F.R. Section 202.1(d) provides in relevant part that the Staff "will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex ..." We believe the Proposal warrants presentation to the Commission under these criteria.

1. **Substantial Importance**

The Staff has repeatedly found, and neither of the Companies dispute, that incentive compensation paid by financial institutions to those who may be in a position to cause material loss to the financial institution is a significant policy issue. Just as the Dodd-Frank Act requires regulators to set forth rules governing the disclosure of information on this issue to the various banking regulators, this issue is also a matter of shareholder concern. Unfortunately, the Staff's determinations now make it more likely that investors will be prevented from obtaining disclosures on this significant policy issue.

The nonsensical end result of the Staff's 2011 determination was that the Staff recognized incentive compensation as a significant policy issue, but allowed companies to exclude shareholder proposals relating to incentive compensation because shareholders could not identify on their own the employees to which this significant policy might relate. The 2011 proposal's use of the same metric of the 100 highest paid employees relied on by the Special Master was found to be insufficiently related to the significant policy issue of incentive compensation.

The Proposal specifically remedied the perceived defect in the 2011 submission by first asking whether the Companies themselves have taken steps to identify those employees who may be in positions to cause the Companies to suffer material financial losses. In the event the Companies have made such identifications, the Proposal seeks disclosure only of incentive-based compensation information for the company-identified employees in an aggregate manner, and not on an individual basis.

Now, the Staff has affirmed the significance of the Proposal's underlying subject matter for investors, but has articulated a factually incorrect characterization of the Proposal in order to allow the Companies to exclude the Proposal from their proxy materials. The Staff found that "the proposal relates to the compensation paid to any employee who has the ability to expose [the Companies] to possible material losses without regard to whether the employee receives incentive compensation." By its terms, the disclosures requested in the Proposal relate ***exclusively to incentive compensation reported in an aggregate manner, not on an individual employee basis.*** So, to be clear, the current proposal (a) does not seek disclosure of compensation paid to ***any*** specific employee, and (b) seeks disclosure ***only*** of ***incentive compensation*** on an aggregate basis. As such, the Staff's characterization of the Proposal is simply mistaken.

The Proposal requests the Companies to disclose whether each has identified employees who have the ability to expose each of the Companies to material financial risk, and if each of the Companies has made such an identification to disclose:

(a) the methodology and criteria used to identify those employees;

(b) the number of those employees, broken down by division;

(c) the ***aggregate percentage*** of compensation, ***broken down by division***, paid to those employees ***that constitutes incentive-based compensation***; and

(d) the ***aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics***, in each case as may be defined by each of the Companies and with an explanation of such definitions.

(Emphasis supplied). Despite the Staff's clear error in characterizing the Proposal, the Staff denied the Comptroller's reconsideration request on March 10, 2014, finding no basis to reconsider its earlier determination.

The Staff's 2014 determinations affirmed that the underlying subject matter of the Proposal is a matter that transcends ordinary business. Neither of the Companies disputes that incentive compensation paid to employees who may put a financial institution at risk is a significant policy issue. The Proposal relates to the same subject matter as the pending disclosure rules promulgated by the S.E.C. as required by the Dodd-Frank Act. Yet the Staff has allowed the Companies to exclude the Proposal based on its incorrect finding that the Proposal seeks disclosure of compensation information "without regard to whether the employee receives incentive compensation." As a result, we believe review by the full Commission is warranted and that the Proposal is not subject to exclusion under Rule 14a-8(i)(7).

2. <u>Novelty</u>

Full review by the Commission is also appropriate because of several facts that are unique to the Proposal, its underlying subject matter, and the current regulatory environment. First, the Proposal substantively mirrors the pending incentive compensation disclosure rules promulgated by the S.E.C. itself. The Comptroller believes, and the Staff has agreed, that incentive-based compensation paid by financial institutions to those who may be in a position to subject the institutions to material financial loss is a significant policy issue. As a result, the Comptroller anticipates submitting shareholder proposals in the future seeking disclosures similar to those that will be provided by financial institutions to their regulators detailing incentive compensation arrangements as required by the Dodd-Frank Act. It is also reasonable to expect that other shareholders will submit similar proposals at other financial institutions. However, the Staff's determinations regarding the Proposal create significant uncertainty regarding how such future shareholder proposals should be drafted in order to avoid exclusion under Rule14a-8(i)(7). Indeed, we believe the Staff's determinations, which are premised on a factually incorrect characterization of the Proposal, will be used by companies to exclude such future shareholder proposals from their proxy materials. This would create a perverse scenario where the Staff's own determinations will prevent investors from obtaining disclosures from financial institutions regarding an issue that the Staff has repeatedly acknowledged is a significant policy issue, and thus is a relevant subject of shareholder interest.

Moreover, the Proposal and the Staff's determinations present exactly the scenario where at least one current Commissioner believes the full Commission should take action. Commissioner Gallagher, speaking recently at Tulane University, expressed his opinion that the Commission should take on a greater role in evaluating shareholder proposals under Rule 14a-8(i)(7). Specifically, Commissioner Gallagher stated:

> I also believe that we need to do a better job setting requirements as to the substance of proposals. While I don't think a complete reevaluation of the existing categories for exclusion is necessary, we do need to re-think their application.
>
> For example, the "ordinary business" criterion for exclusion in our rules has been perennially problematic. This provision permits exclusion of a proposal that deals with the company's "ordinary business operations," unless it raises "significant policy issues." However, these terms are not defined and the Commission has given no guidance, leaving the Staff to fend for itself in determining whether to issue no-action relief pursuant to the provision.
>
> ...
>
> It is a disservice to the Staff—and, more importantly to investors—when the Commission promulgates a discretion-based rule for the Staff to administer without providing guidance as to how to exercise that discretion. In addition to providing better guidance, the Commission needs to become more involved in the administration of this rule. In particular, I believe that the Commission should be the final arbiter on the types of proposals for which the Staff proposes to deny no-action relief on "significant policy issue" grounds. The Presidential appointees should vote on these often-thorny policy issues and not hide behind the Staff.

Commissioner Daniel M. Gallagher, Remarks at the 26th Annual Corporate Law Institute, Tulane University Law School: Federal Preemption of State Corporate Governance, March 27, 2014, available at http://www.sec.gov/News/Speech/Detail/Speech/1370541315952.

For the reasons set forth above, we agree with Commissioner Gallagher and believe the full Commission should be the "final arbiter" in this matter.

III. Conclusion

Investors' concern regarding incentive-based compensation policies at financial institutions is a significant policy issue that transcends the companies' ordinary business. As such, investors should not be prevented from seeking appropriate corporate disclosures on this issue as set forth in the Proposal. Unfortunately, the Staff's mischaracterization of the Proposal prevents investors from obtaining crucial information regarding corporate governance. Full Commission action is necessary on this matter to address the Staff's error. We respectfully request that the Staff submit this matter to the Commission for its review and that the Commission direct the Companies to include the Proposal in their 2015 proxy materials.

Sincerely,



Michael J. Barry
Grant & Eisenhofer, P.A.

cc: Mary Jo White, Chair
Luis A. Aguilar, Commissioner
Daniel M. Gallagher, Commissioner
Kara M. Stein, Commissioner
Michael S. Piwowar, Commissioner
Elizabeth Ising
Ronald O. Mueller